SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

GLOBALSTAR, INC.

(Name of Subject Company (Issuer))

GLOBALSTAR, INC.

(Name of Filing Person (Issuer))

5.75% Convertible Senior Notes due 2028

(Title of Class of Securities)

378973 AA 9

(CUSIP Number of Class of Securities)

L. Barbee Ponder IV General Counsel and Vice President of Regulatory Affairs Globalstar, Inc. 300 Holiday Square Blvd. Covington, LA 70433 (983) 335-1503	with copy to: Gerald S. Greenberg Taft Stettinius & Hollister LLP 425 Walnut Street, Suite 1800 Cincinnati, Ohio 45202 (513) 357-9670
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:

$71,804,000	$14,360.80

*Calculated solely for purposes of determining the filing fee. The purchase price of the 5.75% Convertible Senior Notes due 2028 (the "Securities"), as described herein, is $1,000 per $1,000 principal amount outstanding. As of February 25, 2013 there were $71,804,000 aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $71,804,000.

** The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $200 for each $1,000,000 of the value of the transaction.

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☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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As required by, and pursuant to the terms of and subject to the conditions set forth in, the Indenture and First Supplemental Indenture, each dated as of April 15, 2008 (collectively, as amended, the "Indenture"), between Globalstar, Inc., a Delaware corporation (the "Company"), and U.S. Bank National Association, as trustee (the "Trustee"), for the Company's 5.75% Convertible Senior Notes due 2028 (the "Securities"), this Tender Offer Statement on Schedule TO ("Schedule TO") is filed by the Company with respect to the right of each holder (the "Holder") of the Securities to sell and the obligation of the Company to purchase the Securities, as set forth in the Company's Put Right Purchase Offer to Holders of 5.75% Convertible Senior Notes due 2028, dated March 4, 2013 (the "Put Right Purchase Offer"), and the related notice materials filed as exhibits to this Schedule TO (which Put Right Purchase Offer and related notice materials, as amended or supplemented from time to time, collectively constitute the "Put Option").

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

The Company is the issuer of the Securities and is obligated to purchase all of the Securities properly tendered by the Holders under the terms and subject to the conditions set forth in the Put Option. The Securities are convertible into shares of common stock, $0.0001 par value per share, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. The Company maintains its registered and principal executive offices at 300 Holiday Square Blvd., Covington, LA 70433 and the telephone number there is (983) 335-1503. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

Pursuant to instruction 2 to Item 10 of Schedule TO, the Company's financial condition is not material to a holder's decision whether to put the Securities to the Company because (i) the consideration being paid to holders surrendering Securities consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Securities and (iv) the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

Item 11. Additional Information.

Not applicable.

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Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Put Right Purchase Offer to Holders of 5.75% Convertible Senior Notes due 2028, dated March 4, 2013.

(a)(1)(B)	IRS Form W-9.

(a)(5)	Press release issued by the Company on March 4, 2013.

(b)	Not applicable.

(d)(1)	Indenture, dated as of April 15, 2008, between the Company, as issuer, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2008).

(d)(2)	First Supplemental Indenture, dated as of April 15, 2008, between the Company, as issuer, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2008).

(d)(3)	Amendment to First Supplemental Indenture, dated as of December 1, 2008, between the Company, as issuer, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2009).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBALSTAR, INC.

By:	/s/ James Monroe III
Name:	James Monroe III
Title:	Chairman and Chief Executive Officer
Dated	March 4, 2013

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EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Put Right Purchase Offer to Holders of 5.75% Convertible Senior Notes due 2028, dated March 4, 2013.

(a)(1)(B)	IRS Form W-9.

(a)(5)	Press release issued by the Company on March 4, 2013.

(b)	Not applicable.

(d)(1)	Indenture, dated as of April 15, 2008, between the Company, as issuer, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2008.)

(d)(2)	First Supplemental Indenture, dated as of April 15, 2008, between the Company, as issuer, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2008).

(d)(3)	Amendment to First Supplemental Indenture, dated as of December 1, 2008, between the Company, as issuer, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2009).

(g)	Not applicable.

(h)	Not applicable.

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PUT RIGHT PURCHASE OFFER

TO HOLDERS OF

5.75% CONVERTIBLE SENIOR NOTES DUE 2028

ISSUED BY

GLOBALSTAR, INC.

CUSIP Number: 378973 AA 9

NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture and First Supplemental Indenture, each dated as of April 15, 2008 (collectively, as amended, the "Indenture"), between Globalstar, Inc., a Delaware corporation (the "Company"), and U.S. Bank National Association, as trustee (the "Trustee"), for the Company's 5.75% Convertible Senior Notes due 2028 (the "Securities") that, at the option of each holder (the "Holder") of the Securities, the Company is obligated to purchase the Securities for $1,000 per $1,000 principal amount of the Securities (the "Put Right Purchase Price") on April 1, 2013 (the “Repurchase Date”), subject to the terms and conditions of the Indenture, the Securities and this Put Right Purchase Offer and related notice materials, as amended or supplemented from time to time (the "Put Option"). All accrued and unpaid interest on the Securities as of April 1, 2013 will be payable on the Repurchase Date to holders of record of the Securities as of March 15, 2013, whether or not the Securities are tendered for purchase. Holders may surrender their Securities from 9:00 a.m., New York City time, on Monday, March 4, 2013 through 5:00 p.m., New York City time, on Friday, March 29, 2013 (the "Expiration Date"), which is the business day immediately preceding the Repurchase Date. This Put Right Purchase Offer is being sent pursuant to the provisions of Section 8.02 of the Supplemental Indenture and paragraph 5 of the Securities. All capitalized terms used but not specifically defined in this Put Right Purchase Offer shall have the meanings given to such terms in the Indenture and the Securities.

To exercise your option to have the Company purchase the Securities and receive the Put Right Purchase Price, you must validly surrender the Securities prior to 5:00 p.m., New York City time, on the Expiration Date. Securities surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The right of Holders to surrender Securities for purchase in the Put Option expires at 5:00 p.m., New York City time, on the Expiration Date.

The Trustee has informed the Company that, as of the date of this Put Right Purchase Offer, all custodians and beneficial holders of the Securities hold the Securities through Depository Trust Company ("DTC") accounts and that there are no certificated Securities in non-global form. Accordingly, all Securities surrendered for purchase hereunder must be delivered through the transmittal procedures of DTC.

The Paying Agent is: U.S. Bank National Association

By Regular, Registered or Certified Mail or Overnight Courier:		By Facsimile: 513-632-5511

U.S. Bank National Association Attention: Corporate Trust Services 425 Walnut Street CN-OH-W6CT Cincinnati, OH 45202		Confirm Receipt of Facsimile Only: 513-632-2077
Additional copies of this Put Right Purchase Offer may be obtained from the Paying Agent at its addresses set forth below:

By Regular Registered or Certified Mail or Overnight Courier: U.S. Bank National Association Attention: Corporate Trust Services 425 Walnut Street CN-OH-W6CT Cincinnati, OH 45202		For Information: 513-632-2077

Dated: March 4, 2013

TABLE OF CONTENTS

1.	Information Concerning the Company	4
2.	Information Concerning the Securities	4
	2.1 The Company's Obligation to Purchase the Securities	4
	2.2 Put Right Purchase Price	5
	2.3 Conversion Rights of the Securities	5
	2.4 Market for the Securities and the Company's Common Stock	5
	2.5 Redemption	6
	2.6 Change in Control	6
	2.7 Ranking	6
	2.8 Dividends	6
3.	Procedures to be Followed by Holders Electing to Surrender Securities for Purchase	6
	3.1 Method of Delivery	7
	3.2 Agreement to be Bound by the Terms of the Put Option	7
	3.3 Delivery of Securities.	8
4.	Right of Withdrawal	9
5.	Payment for Surrendered Securities	10
6.	Securities Acquired	10
7.	Agreements Involving the Company’s Securities	10
8.	Plans or Proposals of the Company	12
9.	Interests of Directors, Executive Officers and Affiliates of the Company in the Securities	13
10.	Purchases of Securities by the Company and its Affiliates	13
11.	Material United States Federal Income Tax Consequences	13
12.	Additional Information	18
13.	No Solicitations	19
14.	Definitions	19
15.	Conflicts	19

No person has been authorized to give any information or to make any representation other than those contained in the Put Option and, if given or made, such information or representation must not be relied upon as having been authorized. You should not assume that the information contained in this Put Right Purchase Offer is accurate as of any date other than the date on the front of this Put Right Purchase Offer. The Put Option does not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of the Put Option shall not under any circumstances create any implication that the information contained in the Put Option is current as of any time subsequent to the date of such information. None of the Company or its board of directors or employees are making any representation or recommendation to any Holder as to whether or not to surrender such Holder's Securities. You should consult your own financial and tax advisors and make your own decision as to whether to surrender your Securities for purchase and, if so, the amount of Securities to surrender.

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Put Option. To understand the Put Option fully and for a more complete description of the terms of the Put Option, we urge you to read carefully the remainder of this Put Right Purchase Offer because the information in this summary is not complete. We have included page references to direct you to a more complete description of the topics in this summary.

Who is offering to purchase my securities?

Globalstar, Inc., a Delaware corporation (the “Globalstar,” "Company," "we," "us" or "our"), is obligated, at your option, to purchase your validly surrendered 5.75% Convertible Senior Notes due 2028 (the "Securities"). (Page 4)

Why is the Company offering to purchase my Securities?

The right of each holder (the "Holder") of the Securities to sell and the obligation of the Company to purchase the Securities pursuant to the Put Option is a term of the Securities and has been a right of Holders from the time the Securities were issued on April 15, 2008. We are required to repurchase the Securities of any Holder exercising the Put Option pursuant to the terms of the Indenture and the Securities. (Page 4)

What Securities are you obligated to purchase?

We are obligated to purchase all of the Securities surrendered, at the option of the Holder. As of February 25, 2013, there were $71,804,000 aggregate principal amount of Securities outstanding. The Securities were issued under an Indenture and a First Supplemental Indenture, each dated as of April 15, 2008 (as amended, the "Indenture"), between the Company, as issuer, and U.S. Bank National Association, as trustee and paying agent (the "Trustee" or "Paying Agent"). (Pages 4-5)

How much will you pay and what is the form of payment?

Pursuant to the terms of the Indenture and the Securities, we are obligated to pay, in cash, a Put Right Purchase Price of $1,000 per $1,000 principal amount of the Securities (the "Put Right Purchase Price"), with respect to any and all Securities validly surrendered for purchase and not withdrawn. (Page 5)

How can I determine the market value of the Securities?

There is no established reporting system or market for trading in the Securities. To the extent that the Securities are traded, prices of the Securities may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company's operating results, the trading price and implied volatility of the Company's common stock and the market for similar securities. To the extent available, Holders are urged to obtain current market quotations for the Securities prior to making any decision with respect to the Put Option. The common stock, $0.0001 par value per share (the "Common Stock"), of the Company into which the Securities are convertible is traded STET on the OTCBB under the symbol "GSAT." On February 25, 2013, the closing price of the Common Stock on the OTCBB was $0.40 per share. (Pages 5-6)

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What does the board of directors of the Company think of the Put Option?

The board of directors of the Company has not made any recommendation as to whether you should surrender your Securities for purchase in the Put Option. You must make your own decision whether to surrender your Securities for purchase in the Put Option and, if so, the amount of Securities to surrender. (Page 19)

When does the Put Option expire?

The Put Option expires at 5:00 p.m., New York City time, on Friday, March 29, 2013 (the "Expiration Date"), which is the Business Day immediately preceding April 1, 2013 (the "Repurchase Date"). We may in our discretion elect to extend the period Holders have to accept the Put Option, and we may be required to do so by the federal securities laws. (Page 4)

What are the conditions to the purchase by the Company of the Securities?

The purchase by the Company of validly surrendered Securities is not subject to any condition other than the purchase being lawful and satisfaction of the procedural requirements described in this Put Right Purchase Offer.

How do I surrender my Securities?

To surrender your Securities for purchase pursuant to the Put Option, you must surrender the Securities through the transmittal procedures of The Depository Trust Company ("DTC") no later than 5:00 p.m., New York City time, on the Expiration Date.

•	Holders whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender such Holder's Securities and instruct such nominee to surrender the Securities on the Holder's behalf through the transmittal procedures of DTC.

•	Holders who are DTC participants should surrender their Securities electronically through DTC's Automated Tenders over the Participant Terminal System, subject to the terms and procedures of that system on or before 5:00 p.m., New York City time, on the Expiration Date.

By surrendering your Securities through the transmittal procedures of DTC, you agree to be bound by the terms of the Put Option set forth in this Put Right Purchase Offer (Pages 6-7)

If I surrender my Securities, when will I receive payment for them?

We will accept for payment all validly surrendered Securities promptly upon expiration of the Put Option. The Indenture requires us to forward to the Paying Agent, prior to 11 a.m., New York City time, on Monday, April 1, 2013, the appropriate amount of cash required to pay the Put Right Purchase Price for the surrendered Securities, and the Paying Agent will promptly distribute the cash to DTC, the sole record Holder. DTC will thereafter distribute the cash to its participants in accordance with its procedures. (Page 10)

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Until what time can I withdraw previously surrendered Securities?

You can withdraw Securities previously surrendered for purchase at any time until 5:00 p.m., New York City time, on the Expiration Date. (Page 9)

How do I withdraw previously surrendered Securities?

To withdraw previously surrendered Securities, you must comply with the withdrawal procedures of DTC prior to 5:00 p.m., New York City time, on the Expiration Date. (Page 9)

Do I need to do anything if I do not wish to surrender my Securities for purchase?

No. If you do not surrender your Securities before the expiration of the Put Option, we will not purchase your Securities and such Securities will remain outstanding subject to their existing terms.

If I choose to surrender my Securities for purchase, do I have to surrender all of my Securities?

No. You may surrender all of your Securities, a portion of your Securities or none of your Securities for purchase. If you wish to surrender a portion of your Securities for purchase, however, you must surrender your Securities in a principal amount of $1,000 or an integral multiple thereof. (Page 5)

If I do not surrender my Securities for purchase, will I continue to be able to exercise my conversion rights?

Yes. If you do not surrender your Securities for purchase, your conversion rights will not be affected. You will continue to have the right to convert each $1,000 principal amount of a Security into shares of Common Stock, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. (Page 5)

If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Securities for purchase in the Put Option?

The receipt of cash in exchange for Securities pursuant to the Put Option will be a taxable transaction for U.S. federal income tax purposes. You should consult with your tax advisor regarding the actual tax consequences to you. (Pages 13-18)

Who is the Paying Agent?

U.S. Bank National Association, the Trustee under the Indenture, is serving as Paying Agent in connection with the Put Option. Its address and telephone number are set forth on the front cover page of this Put Right Purchase Offer.

Who can I talk to if I have questions about the Put Option?

Questions and requests for assistance in connection with the surrender of Securities for purchase in the Put Option may be directed to the Paying Agent at the address and telephone and facsimile numbers set forth on the cover of this Put Right Purchase Offer.

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IMPORTANT INFORMATION CONCERNING THE OPTION

1. Information Concerning the Company. Globalstar, Inc., a Delaware corporation (the "Company"), is obligated to purchase the Company's 5.75% Convertible Senior Notes due 2028 (the "Securities"). The Securities are convertible into shares of the Company’s common stock, $0.0001 par value per share (the "Common Stock"), subject to the terms, conditions and adjustments specified in the Indenture and the Securities.

Globalstar is a leading provider of mobile satellite voice and data services. Globalstar offers these services to commercial and recreational users in more than 120 countries around the world. The Company's products include mobile and fixed satellite telephones, simplex and duplex satellite data modems and flexible service packages. Many land based and maritime industries benefit from Globalstar with increased productivity from remote areas beyond cellular and landline service. Global customer segments include: oil and gas, government, mining, forestry, commercial fishing, utilities, military, transportation, heavy construction, emergency preparedness, and business continuity as well as individual recreational users. Globalstar data solutions are ideal for various asset and personal tracking, data monitoring and SCADA applications. Note that all SPOT products described in this or any Globalstar press release are the products of Spot LLC, which is not affiliated in any manner with Spot Image of Toulouse, France or Spot Image Corporation of Chantilly, Virginia. SPOT Connect is a trademark of Spot LLC.

2. Information Concerning the Securities. The Securities were issued under an Indenture and a First Supplemental Indenture, each dated as of April 15, 2008 (as amended, the "Indenture"), between the Company, as issuer, and U.S. Bank National Association, as trustee and paying agent (the "Trustee" or "Paying Agent"). The Securities mature on April 1, 2028.

2.1 The Company's Obligation to Purchase the Securities. Pursuant to the terms of the Securities and the Indenture, the Company is obligated to purchase all Securities validly surrendered for purchase and not withdrawn, at the Holder's option, on April 1, 2013. This Put Option will expire at 5:00 p.m., New York City time, on Friday, March 29, 2013 (the "Expiration Date"), which is the business day immediately preceding the Repurchase Date. We may in our discretion elect to extend the period Holders have to accept the Put Option. In addition, if we make any change to this Put Option which we determine constitutes a material change, or if we waive a material condition to this Put Option, we will promptly disclose the change or waiver in a supplement to this Notice that we will distribute to Holders, and we will make a public announcement of the change or waiver promptly afterward by means of a press release. In that event federal securities laws may require us to extend the Repurchase Date for a period of five to ten business days, depending on the significance of the change or waiver, if the Put Option would otherwise expire during the five to ten business day period. If we extend the Repurchase Date, we will make a public announcement of the extension promptly by means of a press release. If we extend the Repurchase Date and do not accept and pay for tendered Securities promptly after the Expiration Date, the failure to pay would be a default under the Indenture. The purchase by the Company of validly surrendered Securities is not subject to any condition other than the purchase being lawful and the procedural requirements described in this Put Right Purchase Offer.

Accrued and unpaid interest on all Securities, whether or not tendered for purchase, will be payable on the Repurchase Date to Holders of record as of March 15, 2013. Unless the Company defaults in making payment of the Put Right Purchase Price for Securities that have been validly surrendered, interest on tendered securities will cease to accrue on and after the Repurchase Date.

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If any Securities remain outstanding following the expiration of the Put Option, the Company will be obligated to purchase the Notes, at the option of the Holders, in whole or in part, on each of April 1, 2018 and April 1, 2023, at a purchase price equal to 100% of the principal amount of the Securities.

2.2 Put Right Purchase Price. Pursuant to the Securities, the Put Right Purchase Price to be paid by the Company for the Securities on the Repurchase Date is $1,000 per $1,000 principal amount of the Securities (the "Put Right Purchase Price"), subject to the terms and conditions of the Indenture. The Put Right Purchase Price is payable in cash with respect to any and all Securities validly surrendered for purchase and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. Securities surrendered for purchase, if less than the entire amount of Securities owned by a person, will be accepted only in principal amounts equal to $1,000 or integral multiples thereof.

The Put Right Purchase Price is based solely on the requirements of the Indenture and the Securities and bears no relationship to the market price of the Securities or the Common Stock. Thus, the Put Right Purchase Price may be significantly higher or lower than the market price of the Securities on the Put Right Purchase Date. Holders of Securities are urged to obtain the best available information as to potential current market prices of the Securities, to the extent available, and the Common Stock before making a decision whether to surrender their Securities for purchase.

None of the Company or its board of directors or employees are making any recommendation to Holders as to whether to surrender or refrain from surrendering Securities for purchase pursuant to this Put Right Purchase Offer. Each Holder must make its own decision whether to surrender the Holder's Securities for purchase and, if so, the principal amount of Securities to surrender based on the Holder's assessment of current market value of the Securities and the Common Stock and other relevant factors.

2.3 Conversion Rights of the Securities. Holders who do not surrender their Securities for purchase pursuant to the Put Option will maintain the right to convert their Securities into Common Stock, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. The Base Conversion Rate on the date hereof is 166.11296 shares of Common Stock per $1,000 principal amount of Securities. The Paying Agent also serves as the Conversion Agent for the Securities, and the address of the Paying Agent is the address of the Conversion Agent. Any Securities which are surrendered pursuant to the Put Option may be converted in accordance with the terms of the Indenture and the Securities only if the surrender has been validly withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date, as described in Section 4 below.

2.4 Market for the Securities and the Company's Common Stock. There is no established reporting system or trading market for trading in the Securities. However, we believe the Securities currently are traded over the counter. We believe that there is no practical way to accurately determine the trading history of the Securities. To the extent that the Securities are traded, prices of the Securities may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company's operating results, the market price and implied volatility of the Common Stock and the market for similar securities. Following the expiration of the Put Option, we expect that Securities not purchased in the Put Option will continue to be traded over the counter; however, the trading market for the Securities may be even more limited. A debt security with a smaller outstanding principal amount available for trading (a smaller "float") may command a lower price and trade with greater volatility than would a comparable debt security with a larger float. Consequently, our purchase of a significant amount of the Securities pursuant to the Put Option will reduce the float and may negatively affect the liquidity, market value and price volatility of the Securities that remain outstanding following the Put Option. We cannot assure you that a market will exist for the Securities following the Put Option. The extent of the public market for the Securities following consummation of the Put Option will depend upon, among other things, the remaining outstanding principal amount of the Securities at such time, the number of holders of Securities remaining at that time and the interest on the part of securities firms in maintaining a market in the Securities. As of February 25, 2013, there were $71,804,000 aggregate principal amount of Securities outstanding.

5

The Common Stock into which the Securities are convertible is traded on the OTCBB under the symbol "GSAT." The following table sets forth, for the fiscal quarters indicated, the high and low sales prices of the Common Stock as reported on NASDAQ (prior to December 21, 2012) and the OTCBB (on and after December 21, 2012).

Fiscal Year Ended December 31, 2013	High	Low
1st Quarter (through February 25, 2013)	$0.58	$0.32

Fiscal Year Ended December 31, 2012
4th Quarter	$0.48	$0.26
3rd Quarter	$0.53	$0.25
2nd Quarter	$0.75	$0.25
1st Quarter	$0.85	$0.53

Fiscal Year Ended December 31, 2011
4th Quarter	$0.73	$0.38
3rd Quarter	$1.22	$0.37
2nd Quarter	$1.38	$1.04
1st Quarter	$1.49	$1.01

On February 25, 2013, the closing price of the Common Stock on the OTCBB was $0.40 per share. As of February 25, 2013, there were approximately 354,531,647 shares of Common Stock outstanding. We urge you to obtain current market information for the Securities, to the extent available, and the Common Stock before making any decision to surrender your Securities pursuant to the Put Option.

2.5 Redemption. Beginning April 1, 2013, the Securities are redeemable for cash at any time at the option of the Company, in whole or in part, at the Redemption Price (as defined in the Indenture).

2.6 Change in Control. A Holder who converts Securities into shares of Common Stock in exercise of such Holder's conversion right may be entitled to a Make-Whole Premium (as defined in the Indenture) consisting of an increase in the Conversion Rate (as defined in the Indenture), if there is a Make-Whole Event (as defined in the Indenture) prior to April 1, 2013.

2.7 Ranking. The Securities are unsecured obligations of the Company and rank equal in right of payment to all of the Company's existing and future unsecured and unsubordinated indebtedness, and are senior to existing and future subordinated indebtedness of the Company.

2.8 Dividends. The Holders of Securities are not entitled to dividends. Upon conversion into Common Stock, the Holders will be entitled to dividends, if any, made to holders of Common Stock.

3. Procedures to be Followed by Holders Electing to Surrender Securities for Purchase. Holders will not be entitled to receive the Put Right Purchase Price for their Securities unless they validly surrender and do not withdraw the Securities on or before 5:00 p.m., New York City time, on the Expiration Date. Only registered Holders are authorized to surrender their Securities for purchase. Holders may surrender some or all of their Securities; however, any Securities surrendered in part must be in $1,000 principal amount or an integral multiple thereof. If Holders do not validly surrender their Securities on or before 5:00 p.m., New York City time, on the Expiration Date, their Securities will remain outstanding subject to the existing terms of the Securities.

6

3.1 Method of Delivery. The Trustee has informed the Company that, as of the date of this Put Right Purchase Offer, all custodians and beneficial holders of the Securities hold the Securities through DTC accounts and that there are no certificated Securities in non-global form. Accordingly, all Securities surrendered for purchase hereunder must be delivered through DTC's Automatic Tenders over the Participant Terminal System ("PTS"). This Put Right Purchase Offer constitutes the Company Notice (as defined in the Indenture) and valid delivery of Securities via PTS will constitute a Purchase Notice (as defined in the Indenture) satisfying the notice requirements of the Indenture. Delivery of Securities and all other required documents, including delivery and acceptance through PTS, is at the election and risk of the person surrendering such Securities.

3.2 Agreement to be Bound by the Terms of the Put Option. By surrendering its Securities through the transmittal procedures of DTC, a Holder acknowledges and agrees as follows:

•	the Securities shall be purchased as of the Put Right Purchase Date pursuant to the terms and conditions set forth in this Put Right Purchase Offer;

•	the Holder agrees to all of the terms of this Put Right Purchase Offer;

•	the Holder has received this Put Right Purchase Offer and acknowledges that this Put Right Purchase Offer provides the notice required pursuant to the Indenture;

•	upon the terms and subject to the conditions set forth in this Put Right Purchase Offer, the Indenture and the Securities, and effective upon the acceptance for payment thereof, the Holder (i) irrevocably sells, assigns and transfers to the Company, all right, title and interest in and to all the Securities surrendered, (ii) releases and discharges the Company and its directors, officers, employees and affiliates from any and all claims the Holder may have now, or may have in the future arising out of, or related to, the Securities, including, without limitation, any claims that the Holder is entitled to receive additional principal or interest payments with respect to the Securities or to participate in any redemption or defeasance of the Securities and (iii) irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of the Holder with respect to the surrendered Securities, with full power of substitution and resubstitution (the power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing the Securities, or transfer ownership of the Securities, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company, (b) present the Securities for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of the Securities (except that the Paying Agent will have no rights to, or control over, funds from the Company, except as agent for the Company, for the Put Right Purchase Price of any surrendered Securities that are purchased by the Company), all in accordance with the terms set forth in this Put Right Purchase Offer;

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•	the Holder represents and warrants that the Holder (i) owns the Securities surrendered and is entitled to surrender such Securities and (ii) has full power and authority to surrender, sell, assign and transfer the Securities surrendered hereby and that when the Securities are accepted for purchase and payment by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right;

•	the Holder agrees, upon request from the Company, to execute and deliver any additional documents deemed by the Paying Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Securities surrendered;

•	the Holder understands that the Company is required to purchase that all Securities properly surrendered for purchase and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date at the Put Right Purchase Price, in cash, pursuant to the terms and conditions of the Indenture, the Securities, the Put Right Purchase Offer and related notice materials, as amended and supplemented from time to time;

•	payment for Securities purchased pursuant to the Put Right Purchase Offer will be made by deposit of the Put Right Purchase Price for the Securities with the Paying Agent, which will act as agent for surrendering Holders for the purpose of receiving payments from the Company and transmitting the payments to such Holders;

•	surrenders of Securities may be withdrawn by written notice of withdrawal delivered pursuant to the procedures set forth in this Put Right Purchase Offer at any time prior to 5:00 p.m., New York City time, on the Expiration Date;

•	all authority conferred or agreed to be conferred pursuant to the terms of the Put Option hereby shall survive the death or incapacity of the Holder and every obligation of the Holder and shall be binding upon the Holder's heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

•	the delivery and surrender of the Securities is not effective, and the risk of loss of the Securities does not pass to the Paying Agent, until receipt by the Paying Agent of any and all evidences of authority and any other required documents in form satisfactory to the Company; and

•	all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any surrender of Securities pursuant to the procedures described in this Put Right Purchase Offer and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties.

3.3 Delivery of Securities.

Securities Held Through a Custodian. A Holder who wishes to tender Securities pursuant to this Put Right Purchase Offer and whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender the Holder's Securities and instruct the nominee to surrender the Securities for purchase on the Holder's behalf through the transmittal procedures of DTC as set forth below in "Securities in Global Form" on or prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will, upon request, reimburse brokers, dealers, commercial banks, trust companies or other nominees for reasonable and necessary costs and expenses incurred by them in forwarding the enclosed materials to their customers who are beneficial owners of the Securities held by them as a nominee or in a fiduciary capacity.

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Securities in Global Form. A Holder who is a DTC participant who wishes to tender Securities pursuant to this Put Right Purchase Offer must surrender to the Company such Holder's beneficial interest in the Securities by:

•	delivering to the Paying Agent's account at DTC through DTC's book-entry system the Holder's beneficial interest in the Securities on or prior to 5:00 p.m., New York City time, on the Expiration Date; and

•	electronically transmitting the Holder's acceptance through DTC's PTS, subject to the terms and procedures of that system on or prior to 5:00 p.m., New York City time, on the Expiration Date.

In surrendering through PTS, the electronic instructions sent to DTC by the Holder or by a broker, dealer, commercial bank, trust company or other nominee on such Holder's behalf, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the terms of the Put Option, including those set forth above under "—Agreement to be Bound by the Terms of the Put Option."

You bear the risk of untimely surrender of your Securities. You must allow sufficient time for completion of the necessary DTC procedures before 5:00 p.m., New York City time, on the Expiration Date.

4. Right of Withdrawal. Securities surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. In order to withdraw Securities, Holders must comply with the withdrawal procedures of DTC prior to 5:00 p.m., New York City time, on the Expiration Date. Securities withdrawn from the Put Option may be resurrendered by following the surrender procedures described in Section 3 above.

This means a Holder must deliver, or cause to be delivered, a valid withdrawal request through the Automated Tender Offer Program system from the tendering DTC participant before 5:00 p.m., New York City time, on the Expiration Date. The withdrawal notice must:

•	specify the DTC Voluntary Offer Instruction Number, the name of the participant for whose account the Securities were tendered and the participant's account number at DTC to be credited with the withdrawn Securities;

•	contain a description of the Securities to be withdrawn (including the principal amount to be withdrawn); and

•	be submitted through the DTC PTS system by the participant under the same name as the participant's name is listed in the original tender, or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Securities.

The Company will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.

You bear the risk of untimely withdrawal of your Securities. You must allow sufficient time for completion of the necessary DTC procedures before 5:00 p.m., New York City time, on the Expiration Date.

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5. Payment for Surrendered Securities. The Indenture requires us to forward to the Paying Agent, prior to 11:00 a.m., New York City time, on April 1, 2013, the appropriate amount of cash required to pay the Put Right Purchase Price for the surrendered Securities, and the Paying Agent will promptly thereafter cause the cash to be distributed to each record Holder who has validly delivered its Securities and not validly withdrawn such delivery prior to 5:00 p.m., New York City time, on the Expiration Date.

The total amount of funds required by us to purchase all of the Securities is $71,804,000 (assuming all of the Securities are validly surrendered for purchase and accepted for payment). If any Securities are surrendered and accepted for payment, we intend to use available cash to purchase the Securities.

However, as we have previously disclosed, we currently have limited liquidity and may not have sufficient available cash to purchase some or all of the Securities. Although we are seeking additional funds or alternative arrangements to fulfill all of our obligations, including those arising under the Indenture, there is no assurance that we will obtain such funds or arrangements prior to the Repurchase Date or at all. Our failure to pay for Securities validly surrendered for purchase in a timely manner would, if not cured in 60 days, permit Holders of 25% or more of the Securities to declare an Event of Default under the Indenture and accelerate the maturity of the Securities, and such failure to pay or acceleration would also constitute a default or an event of default under approximately $674,817,833 principal amount of our other indebtedness.

Pursuant to the Indentures, we may not purchase the Securities if the principal amount of the Securities has been accelerated (except in the case of an acceleration in connection with an Event of Default resulting from our failure to pay the Put Right Purchase Price with respect to the Securities), and the acceleration has not been rescinded, on or prior to the Purchase Date.

6. Securities Acquired. Any Securities purchased by us pursuant to the Put Option will be cancelled by the Trustee, pursuant to the terms of the Indenture.

7. Agreements Involving the Company’s Securities.

Share Lending Agreement

As previously disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, concurrently with the offering of the Securities, the Company entered into a share lending agreement (the “Share Lending Agreement”) with Merrill Lynch International (the “Borrower”), pursuant to which the Company agreed to lend up to 36,144,570 shares of common stock (the “Borrowed Shares”) to the Borrower, subject to certain adjustments, for a period ending on the earliest of (i) at the Company’s option, at any time after the entire principal amount of the Securities ceases to be outstanding, (ii) the written agreement of the Company and the Borrower to terminate, (iii) the occurrence of a Borrower default, at the option of Lender, and (iv) the occurrence of a Lender default, at the option of the Borrower. Pursuant to the Share Lending Agreement, upon the termination of the share loan, the Borrower must return the Borrowed Shares to the Company. Upon the conversion of the Securities (in whole or in part), a number of Borrowed Shares proportional to the conversion rate for such notes must be returned to the Company. At the Company’s election, the Borrower may deliver cash equal to the market value of the corresponding Borrowed Shares instead of returning to the Company the Borrowed Shares otherwise required by conversions of the Securities.

Pursuant to and upon the terms of the Share Lending Agreement, the Company will issue and lend the Borrowed Shares to the Borrower as a share loan. Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Borrowing Agent”) is acting as an underwriter with respect to the Borrowed Shares, which are being offered to the public. The Borrowed Shares included approximately 32.0 million shares of common stock initially loaned by the Company to the Borrower on separate occasions, delivered pursuant to the Share Lending Agreement and the Underwriting Agreement, and an additional 4.1 million shares of common stock that, from time to time, may be borrowed from the Company by the Borrower pursuant to the Share Lending Agreement and the Underwriting Agreement and subsequently offered and sold at prevailing market prices at the time of sale or negotiated prices. The Borrowed Shares are free trading shares. At December 31, 2011 and 2010, approximately 17.3 million Borrowed Shares remained outstanding. As of December 31, 2011 and December 31, 2010, the unamortized amount of issuance costs associated with the Share Lending Agreement was $2.3 million and $4.0 million, respectively.

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The Company did not receive any proceeds from the sale of the Borrowed Shares pursuant to the Share Lending Agreement, and it will not receive any proceeds from any future sale. The Borrower has received all of the proceeds from the sale of Borrowed Shares pursuant to the Share Lending Agreement and will receive all of the proceeds from any future sale. At the Company’s election, the Borrower may remit cash equal to the market value of the corresponding Borrowed Shares instead of returning the Borrowed Shares due back to the Company as a result of conversions by Securities holders.

The Borrowed Shares are treated as issued and outstanding for corporate law purposes, and accordingly, the holders of the Borrowed Shares will have all of the rights of a holder of the Company’s outstanding shares, including the right to vote the shares on all matters submitted to a vote of the Company’s stockholders and the right to receive any dividends or other distributions that the Company may pay or makes on its outstanding shares of common stock. However, under the Share Lending Agreement, the Borrower has agreed:

•	To pay, within one business day after the relevant payment date, to the Company an amount equal to any cash dividends that the Company pays on the Borrowed Shares; and

•	To pay or deliver to the Company, upon termination of the loan of Borrowed Shares, any other distribution, in liquidation or otherwise, that the Company makes on the Borrowed Shares.

To the extent the Borrowed Shares the Company initially lent under the share lending agreement and offered in the common stock offering have not been sold or returned to it, the Borrower has agreed that it will not vote any such Borrowed Shares. The Borrower has also agreed under the Share Lending Agreement that it will not transfer or dispose of any Borrowed Shares, other than to its affiliates, unless the transfer or disposition is pursuant to a registration statement that is effective under the Securities Act. However, investors that purchase the shares from the Borrower (and any subsequent transferees of such purchasers) will be entitled to the same voting rights with respect to those shares as any other holder of the Company’s common stock.

On December 18, 2008, the Company entered into Amendment No. 1 to the Share Lending Agreement with the Borrower and the Borrowing Agent. Pursuant to Amendment No. 1, the Company has the option to request the Borrower to deliver cash instead of returning Borrowed Shares upon any termination of loans at the Borrower’s option, at the termination date of the Share Lending Agreement or when the outstanding loaned shares exceed the maximum number of shares permitted under the Share Lending Agreement. The consent of the Borrower is required for any cash settlement, which consent may not be unreasonably withheld, subject to the Borrower’s determination of applicable legal, regulatory or self-regulatory requirements or other internal policies. Any loans settled in shares of Company common stock will be subject to a return fee based on the stock price as agreed by the Company and the Borrower. The return fee will not be less than $0.005 per share or exceed $0.05 per share.

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Common Stock Purchase Agreement

Further, as previously disclosed in our Current Report on Form 8-K filed on January 2, 2013, we entered into a Common Stock Purchase Agreement dated as of December 28, 2012 (the "Purchase Agreement") with Terrapin Opportunity, L.P. ("Terrapin") pursuant to which we may, subject to certain conditions, require Terrapin to purchase up to $30.0 million of shares of our voting common stock over the 24-month term following the effectiveness of a resale registration statement. This type of arrangement is sometimes referred to as a committed equity line financing facility. From time to time over the 24-month term, and in our sole discretion, we may present Terrapin with up to 36 draw down notices requiring Terrapin to purchase a specified dollar amount of shares of our voting common stock, based on the price per share per day over 10 consecutive trading days (a "Draw Down Period"). The per share purchase price for these shares equals the daily volume weighted average price of our common stock on each date during the Draw Down Period on which shares are purchased, less a discount ranging from 3.5% to 8.0% based on a minimum price that we solely specify. In addition, in our sole discretion, but subject to certain limitations, we may require Terrapin to purchase a percentage of the daily trading volume of our common stock for each trading day during the Draw Down Period. In addition, we will not sell under the Purchase Agreement a number of shares of voting common stock which, when aggregated with all other shares of voting common stock then beneficially owned by Terrapin and its affiliates, would result in the beneficial ownership by Terrapin or any of its affiliates of more than 9.9% of the then issued and outstanding shares of voting common stock.

8. Plans or Proposals of the Company. Except as publicly disclosed prior to the date of this Put Right Purchase Offer, the Company currently does not have any plans which would be material to a Holder's decision to surrender Securities for purchase in the Put Option, which relate to or which would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

•	any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in the corporate structure or business of the Company;

•	any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

•	any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");

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•	the suspension of the obligation of the Company to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; or

•	any changes in the charter, bylaws or other governing instruments of the Company or other actions that could impede the acquisition of control of the Company.

However, as previously discussed, the Company is seeking additional capital, which may result in the occurrence of one or more of the foregoing.

9. Interests of Directors, Executive Officers and Affiliates of the Company in the Securities. Except as otherwise disclosed below, based on a reasonable inquiry by the Company:

•	none of the Company or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Securities;

•	the Company will not purchase any Securities from such persons; and

•	during the 60 days preceding the date of this Put Right Purchase Offer, none of such officers, directors or affiliates has engaged in any transactions in the Securities.

A list of the directors and executive officers of the Company is attached to this Put Right Purchase Offer as Annex A.

10. Purchases of Securities by the Company and its Affiliates. Each of the Company and its affiliates, including its executive officers and directors, is prohibited under applicable United States federal securities laws from purchasing Securities (or the right to purchase Securities) other than through the Put Option until at least the tenth business day after the Repurchase Date. Following that time, if any Securities remain outstanding, the Company and its affiliates may purchase Securities in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Put Right Purchase Price. We have no plans at this time to make any such purchases. Any decision to purchase Securities after the Put Option, if any, will depend upon many factors, including the market price of the Securities, the amount of Securities surrendered for purchase pursuant to the Put Option, the market price of the Common Stock, the business and financial position of the Company and general economic and market conditions.

11. Material United States Federal Income Tax Consequences

The following is a summary of the anticipated material United States federal income tax consequences to Holders of exercising the Put Option and is for general information purposes only. Except when otherwise noted, this summary deals only with the Securities held as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). The discussion does not cover all aspects of U.S. federal taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on the disposition of the Securities by particular Holders of the Securities, and does not address state, local, non-U.S. or other tax laws. In particular, this discussion does not address the tax considerations that may be relevant to certain types of Holders of the Securities subject to special treatment under the U.S. federal income tax laws such as banks or other financial institutions, insurance companies, regulated investment companies, trusts, estates, S corporations, partnerships or other pass-through entities or other entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes, partners or other owners of partnerships or other pass-through entities, real estate investment trusts, persons liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, a U.S. Holder (as defined below) that has a functional currency other than the United States dollar, persons who will hold the Securities as part of a straddle or hedging, constructive sale, integrated or conversion transaction for U.S. federal income tax purposes, a person who actually or constructively owns more than 10% of the voting stock of the Company, traders in securities who have elected the mark-to-market method of accounting for their securities, foreign corporations that are "controlled-foreign corporations" or "passive foreign investment companies" or individuals who are U.S. expatriates. In addition, this discussion assumes that the Securities are not treated as contingent payment debt instruments for U.S. federal income tax purposes. Furthermore, this discussion is based on the Code, Treasury regulations and administrative and judicial decisions as of the date hereof, any of which is subject to change, possibly retroactively. The Company has not sought any ruling from the Internal Revenue Service ("IRS") with respect to the statements made or the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

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As used herein, the term "U.S. Holder" means a beneficial owner of the Securities that is, for U.S. federal income tax purposes, an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the "substantial presence" test under section 7701(b) of the Code, a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income tax regardless of its source, or a trust (i) the administration of which is subject to the primary supervision of a court within the U.S. and as to which one or more U.S. persons (within the meaning of the Code) have the authority to control all substantial decisions of the trust or (ii) that has a valid election in place to be treated as a U.S. person. The term "Non-U.S. Holder" means any beneficial owner of the Securities that is an individual, corporation (or other entity treated as a corporation for U.S. tax purposes), trust or estate that is not a U.S. Holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds the Securities, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the Securities, and partners in a partnership holding the Securities, should consult their tax advisors.

Under the "substantial presence" test referred to above, an individual may, subject to certain exceptions, be deemed to be a resident of the United States by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending on the last day of the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year).

A Holder of the Securities should consult such Holder's own tax advisors concerning the U.S. federal income tax and other tax and tax treaty consequences of exercising the Put Option as well as any consequences arising under the laws of any other taxing jurisdiction.

Consequences to U.S. Holders

Surrender of Securities for Purchase

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The receipt of cash by a U.S. Holder in exchange for the Securities pursuant to the exercise of the Put Option will be a taxable transaction for U.S. federal income tax purposes. The U.S. Holder generally will recognize gain or loss in an amount equal to the difference between the amount of cash received by such U.S. Holder in consideration for the surrender of the Securities (excluding amounts received that are attributable to accrued but unpaid interest which will be taxable as described below) and the U.S. Holder's adjusted tax basis in such Securities at the time of the exchange. A U.S. Holder's adjusted tax basis in the Securities generally will be equal to the cost of the Securities to such U.S. holder, decreased by principal prepayments (if any), increased by the amount of any market discount the U.S. Holder includes or has included in gross income with respect to the Securities and decreased by any amortized bond premium. Amortizable bond premium is generally defined as the excess of a U.S. Holder's tax basis in the Securities (reduced by the value of the conversion option) immediately after its acquisition over the sum of all amounts payable on the Securities after the purchase date other than payments of qualified stated interest. Subject to the market discount rules described below, any such gain or loss recognized on the disposition of the Securities will generally be capital gain or loss. Capital gain of non-corporate U.S. Holders recognized on the disposition of the Securities held for more than one year is eligible for a reduced rate of taxation. In general, for non-corporate taxpayers, long term capital gains is taxed at a preferential rate of 15%. However, as of January 1, 2013, pursuant to recently passed legislation that is expected to be signed into law, for individuals with income over $400,000 ($450,000 for joint filers), the long-term capital gains rate is 20%. The deductibility of capital losses is subject to limitations.

If a U.S. Holder purchased the Securities at a discount from their principal amount, the gain recognized upon the exercise of the Put Option will be treated as ordinary income, rather than capital gain, to the extent of the market discount not previously included in income by such U.S. Holder and treated as having accrued on such Securities at the time of the purchase pursuant to the Put Option. Subject to a de minimis exception, the market discount on the Securities is the excess, if any, of the stated principal amount of the Securities over the amount the U.S. Holder paid for it. Generally, market discount would be considered to accrue ratably from the date of acquisition to the maturity date of the Securities, unless the U.S. holder elects to accrue market discount on a constant-yield basis.

Unearned Income Medicare Contribution Tax

For taxable years beginning on or after January 1, 2013, certain owners of bonds that are individuals, trusts, or estates are subject to a 3.8% Unearned Income Medicare Contribution Tax on the lesser of (1) the U.S. Holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. Holder's adjusted gross income (increased by certain amounts of excluded foreign income) for the taxable year over a certain threshold (which will be between $125,000 and $250,000, depending on the circumstances). Net investment income generally includes such investor's interest income and net gain from the disposition of bonds, unless such interest income and net gain is derived in the ordinary course of a trade or business (other than a trade or business that consists of certain passive or trading activities). Net investment income may, however, be reduced by properly allocable deductions to such income.

A U.S. Holder is urged to consult his or her own tax advisors regarding the applicability of the Unearned Income Medicare Contribution Tax to his or her income and gains from the disposition of the Securities.

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Accrued but Unpaid Interest

The portion of the cash proceeds received on an exchange of the Securities that is attributable to accrued but unpaid interest with respect to the Securities will not be taken into account in computing the U.S. Holder's gain or loss. Instead, that portion of the cash proceeds will be recognized as ordinary interest income to the extent that the U.S. Holder has not previously included such accrued but unpaid interest in its income.

Information Reporting and Backup Withholding

In general, payments made to a U.S. Holder in consideration for the surrender of the Securities for purchase pursuant to the Put Option will generally be subject to information reporting, unless such U.S. Holder is an exempt recipient (such as a corporation). Such payments to a U.S. Holder will also be subject to U.S. federal backup withholding tax at the applicable rate, if the recipient of such payment fails to supply to the Company or the Company's paying agent a correct taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. This can be performed by completing the IRS Form W-9 (which is included as Exhibit (a)(1)(B) to the Schedule TO of the Company) or a valid alternative form. The U.S. federal backup withholding tax rate is 28% of the amount paid.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against the U.S. Holder's federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

We suggest that you consult your tax advisors concerning the application of information reporting and backup withholding based on your particular circumstances and the availability of, and procedure for, obtaining an exemption from backup withholding under current Treasury regulations.

Consequences to Non-U.S. Holders

Surrender of Securities for Purchase

Subject to the discussion of accrued but unpaid interest and the discussion of backup withholding below, a Non-U.S. Holder that recognizes gain on the surrender of the Securities for purchase pursuant to the Put Option generally will not be subject to U.S. federal income tax unless (i) the gain is effectively connected with a trade or business in the United States of the Non-U.S. Holder (and, if an applicable income tax treaty applies, the gain is attributable to a U.S. permanent establishment of the Non-U.S. Holder), (ii) in the case of a Non-U.S. Holder who is an individual, that individual is present in the U.S. for 183 days or more in the taxable year of the disposition and certain other conditions are met, or (iii) the Company is or has been a "United States real property holding corporation" (a "USRPHC") for U.S. federal income tax purposes during the shorter of the Non-U.S. Holder's holding period or the 5-year period ending on the date of the disposition of the Securities.

A Non-U.S. Holder who is an individual described in (i) above will be subject to tax at regular graduated U.S. federal income tax rates on the gain recognized on the surrender of the Securities for purchase pursuant to the Put Option, generally in the same manner as if such Non-U.S. Holder were a U.S. Holder. Additionally, a foreign corporation that falls under (i) above will be subject to tax on such gain generally in the same manner as if such foreign corporation were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits, or at such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder described in (ii) above will be subject to a flat 30% tax on the gain recognized on the surrender of the Securities for purchase pursuant to the Put Option (which gain may be offset by U.S. source capital losses), even though such Non-U.S. Holder is not considered a resident of the United States. We believe that the Company is not and the Company does not anticipate becoming a USRPHC for U.S. federal income tax purposes.

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Accrued but Unpaid Interest

Pursuant to the "portfolio interest" exemption, no withholding of U.S. federal income tax will be required on amounts treated as the payment of accrued interest on the Securities that are not effectively connected with a Non-U.S. Holder's trade or business within the United States (and, if an applicable income tax treaty applies, the gain is not attributable to a U.S. permanent establishment of the Non-U.S. Holder) to such Non-U.S. Holder, provided that (i) such Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of the Company's stock entitled to vote within the meaning of section 871(h)(3) of the Code and the Treasury regulations thereunder, (ii) such Non-U.S. Holder is not a controlled foreign corporation that is related to the Company through stock ownership and (iii) such Non-U.S. Holder is not a bank whose receipt of interest on the Securities is described in section 881(c)(3)(A) of the Code, provided, in each case, such Non-U.S. Holder satisfies the certification requirement set forth in section 871(h) or section 881(c) of the Code and the Treasury regulations thereunder (which includes, among other things, providing a properly executed IRS Form W-8BEN (available at www.irs.gov)).

If a Non-U.S. Holder cannot satisfy the requirements of the "portfolio interest" exemption described above, 30% of payments attributable to accrued interest on such Non-U.S. Holder's Securities will be withheld unless such Non-U.S. Holder provides the Company or the Company's paying agent, as the case may be, with a properly executed (i) IRS Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (ii) IRS Form W-8ECI (available at www.irs.gov) stating that interest on the Securities is not subject to withholding tax because it is effectively connected with the beneficial owner's conduct of a trade or business in the United States. Alternative documentation may be applicable in certain situations.

Effectively Connected Income

If a Non-U.S. Holder is engaged in a trade or business in the United States and any gain from the sale of the Securities and any accrued but unpaid interest on the Securities is effectively connected with the conduct of that United States trade or business (and, if an applicable income tax treaty applies, the gain is attributable to a U.S. permanent establishment of the Non-U.S. Holder), the Non-U.S. Holder, although exempt from the withholding tax discussed above (provided the certification requirements described above are satisfied), will be subject to U.S. federal income tax on the gain from the sale of the Securities and interest on a net income basis in the same manner as if it were a U.S. Holder. In addition, if the Non-U.S. Holder is a foreign corporation, it generally will be subject to a branch profits tax equal to 30% (or lesser rate under an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.

Information Reporting and Backup Withholding

In general, a Non-U.S. Holder will not be subject to information reporting or backup withholding with respect to payments in consideration for the surrender of the Securities for purchase pursuant to the Put Option, provided that the Non-U.S. Holder provides an IRS Form W-8BEN (or other applicable form) (all IRS Forms W-8 and their instructions are available at www.irs.gov) and the payer does not have actual knowledge or reason to know that the Non-U.S. Holder is a "United States person" within the meaning of the Code. In particular, information reporting and backup withholding may apply if the Non-U.S. Holder uses the United States office of a broker, and information reporting (but generally not backup withholding) may apply if the Non-U.S. Holder uses the foreign office of a broker that has certain connections to the United States. If the Non-U.S. Holder surrenders his or her Securities outside the United States through a non-U.S. office of a non-U.S. broker and the Put Right Purchase Price is paid to the Non-U.S. Holder outside the United States, then information reporting and backup withholding generally will not apply to a payment of the Put Right Purchase Price. Certain payments made to a Non-U.S. Holder may be reported to the IRS and to such Non-U.S. Holder on Form 1042-S.

17

Backup withholding is not an additional tax. A Non-U.S. Holder subject to the backup withholding rules will be allowed a credit in the amount withheld against the Non-U.S. Holder's U.S. federal income tax liability and, if withholding results in an overpayment of tax, that Non-U.S. Holder may be entitled to a refund, provided that the requisite information is furnished to the IRS in a timely manner. Non-U.S. Holders should consult their own tax advisors regarding the availability of a refund of any U.S. backup withholding tax and the filing of a U.S. tax return.

We suggest that you consult your tax advisors concerning the application of information reporting and backup withholding based on your particular circumstances and the availability of, and procedure for, obtaining an exemption from backup withholding under current Treasury regulations.

Treasury Department Circular 230 Notice

To ensure compliance with Treasury Department Circular 230, prospective investors are hereby notified that any discussions of tax issues contained or referenced in this Memorandum are not intended or written to be used, and cannot be used, by prospective investors for the purpose of avoiding penalties that may be imposed on them under the Code; this discussion is written in connection with the promotion or marketing by the Company of the transactions or matters addressed in this Memorandum and prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

12. Additional Information. The Company is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the SEC located at Station Place, 100 F Street, N.E., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC's home page on the Internet at www.sec.gov.

The Company has filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Put Option. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

The documents listed below (as such documents may be amended from time to time) contain important information about the Company and its financial condition.

•	The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011;

•	All other reports filed pursuant to Sections 13, 14 or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K mentioned above;

•	All documents filed with the SEC by the Company pursuant to Sections 13, 14 and 15(d) of the Exchange Act subsequent to the date of this Put Right Purchase Offer and prior to 5:00 p.m., New York City time, on the Expiration Date; and

18

•	The descriptions of the Company's common stock filed with the SEC pursuant to Section 12(d) of the Exchange Act, including any amendments or reports filed for the purpose of updating such descriptions.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

Notwithstanding the foregoing, the Schedule TO to which this Put Right Purchase Offer relates does not permit "incorporation by reference" of documents filed after its date. Accordingly, if a material change occurs in the information set forth in this Put Right Purchase Offer, we will amend the Schedule TO accordingly.

13. No Solicitations. The Company has not employed any persons to make solicitations or recommendations in connection with the Put Option.

14. Definitions. All capitalized terms used but not specifically defined in this Put Right Purchase Offer shall have the meanings given to those terms in the Indenture and the Securities.

15. Conflicts. In the event of any conflict between this Put Right Purchase Offer on the one hand and the terms of the Indenture or the Securities or any applicable laws on the other hand, the terms of the Indenture or the Securities or applicable laws, as the case may be, will control.

None of the Company or its board of directors or employees are making any recommendation to any Holder as to whether to surrender or refrain from surrendering Securities for purchase pursuant to this Put Right Purchase Offer. Each Holder must make the Holder's own decision whether to surrender the Holder's Securities for purchase and, if so, the principal amount of Securities to surrender based on its own assessment of current market value and other relevant factors.

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ANNEX A

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names of each of the members of the Company's board of directors and each of the Company's executive officers.

Directors

Name	Title

James Monroe III	Chairman of the Board
William A. Hasler	Director
John Kneuer	Director
James F. Lynch	Director
J. Patrick McIntyre	Director
Richard S. Roberts	Director

Executive Officers

Name	Title

James Monroe III	Chairman of the Board, President and Chief Executive Officer

Anthony Navarra	President of Globalstar Operations

L. Barbee Ponder	General Counsel and Vice President of Regulatory Affairs.

Frank Bell	Vice President of Sales

Rebecca Clary	Chief Accounting Officer

Richard S. Roberts	Secretary

The business address of each person set forth above is c/o Globalstar, Inc., 300 Holiday Square, Covington, Louisiana 70433.

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Form **W-9**
(Rev. December 2011)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Give Form to the requester. Do not send to the IRS.

Print or type See **Specific Instructions** on page 2.

Name (as shown on your income tax return)

Business name/disregarded entity name, if different from above

Check appropriate box for federal tax classification:
☐ Individual/sole proprietor ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) ▶ ____________

☐ Other (see instructions) ▶

☐ Exempt payee

Address (number, street, and apt. or suite no.)

Requester's name and address (optional)

City, state, and ZIP code

List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on the "Name" line to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN* on page 3.

Social security number

☐☐☐ – ☐☐ – ☐☐☐☐

Note. If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.

Employer identification number

☐☐ – ☐☐☐☐☐☐☐

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
3. I am a U.S. citizen or other U.S. person (defined below).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 4.

Sign Here **Signature of U.S. person ▶** **Date ▶**

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Purpose of Form

A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income.

Note. If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien,
- A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States,
- An estate (other than a foreign estate), or
- A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners' share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.

Cat. No. 10231X Form **W-9** (Rev. 12-2011)

Form W-9 (Rev. 12-2011) Page **2**

The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:

- The U.S. owner of a disregarded entity and not the entity,
- The U.S. grantor or other owner of a grantor trust and not the trust, and
- The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person, do not use Form W-9. Instead, use the appropriate Form W-8 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8.

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS a percentage of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See the instructions below and the separate Instructions for the Requester of Form W-9.

Also see *Special rules for partnerships* on page 1.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name

If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor. Enter your individual name as shown on your income tax return on the "Name" line. You may enter your business, trade, or "doing business as (DBA)" name on the "Business name/disregarded entity name" line.

Partnership, C Corporation, or S Corporation. Enter the entity's name on the "Name" line and any business, trade, or "doing business as (DBA) name" on the "Business name/disregarded entity name" line.

Disregarded entity. Enter the owner's name on the "Name" line. The name of the entity entered on the "Name" line should never be a disregarded entity. The name on the "Name" line must be the name shown on the income tax return on which the income will be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a domestic owner, the domestic owner's name is required to be provided on the "Name" line. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on the "Business name/disregarded entity name" line. If the owner of the disregarded entity is a foreign person, you must complete an appropriate Form W-8.

Note. Check the appropriate box for the federal tax classification of the person whose name is entered on the "Name" line (Individual/sole proprietor, Partnership, C Corporation, S Corporation, Trust/estate).

Limited Liability Company (LLC). If the person identified on the "Name" line is an LLC, check the "Limited liability company" box only and enter the appropriate code for the tax classification in the space provided. If you are an LLC that is treated as a partnership for federal tax purposes, enter "P" for partnership. If you are an LLC that has filed a Form 8832 or a Form 2553 to be taxed as a corporation, enter "C" for C corporation or "S" for S corporation. If you are an LLC that is disregarded as an entity separate from its owner under Regulation section 301.7701-3 (except for employment and excise tax), do not check the LLC box unless the owner of the LLC (required to be identified on the "Name" line) is another LLC that is not disregarded for federal tax purposes. If the LLC is disregarded as an entity separate from its owner, enter the appropriate tax classification of the owner identified on the "Name" line.

Form W-9 (Rev. 12-2011) Page 3

Other entities. Enter your business name as shown on required federal tax documents on the "Name" line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the "Business name/ disregarded entity name" line.

Exempt Payee

If you are exempt from backup withholding, enter your name as described above and check the appropriate box for your status, then check the "Exempt payee" box in the line following the "Business name/ disregarded entity name," sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

The following payees are exempt from backup withholding:

1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),

2. The United States or any of its agencies or instrumentalities,

3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

4. A foreign government or any of its political subdivisions, agencies, or instrumentalities, or

5. An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

6. A corporation,

7. A foreign central bank of issue,

8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

9. A futures commission merchant registered with the Commodity Futures Trading Commission,

10. A real estate investment trust,

11. An entity registered at all times during the tax year under the Investment Company Act of 1940,

12. A common trust fund operated by a bank under section 584(a),

13. A financial institution,

14. A middleman known in the investment community as a nominee or custodian, or

15. A trust exempt from tax under section 664 or described in section 4947.

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 15.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 9
Broker transactions	Exempt payees 1 through 5 and 7 through 13. Also, C corporations.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 5
Payments over $600 required to be reported and direct sales over $5,000 [1]	Generally, exempt payees 1 through 7 [2]

[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney, and payments for services paid by a federal executive agency.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see *How to get a TIN* below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-member LLC that is disregarded as an entity separate from its owner (see *Limited Liability Company (LLC)* on page 2), enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at *www.ssa.gov*. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/businesses* and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: *A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.*

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, below, and items 4 and 5 on page 4 indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on the "Name" line must sign. Exempt payees, see *Exempt Payee* on page 3.

Signature requirements. Complete the certification as indicated in items 1 through 3, below, and items 4 and 5 on page 4.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

Form W-9 (Rev. 12-2011) Page **4**

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account [1]
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor [2]
4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee [1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner [1]
5. Sole proprietorship or disregarded entity owned by an individual	The owner [3]
6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulation section 1.671-4(b)(2)(i)(A))	The grantor*
For this type of account:	**Give name and EIN of:**
7. Disregarded entity not owned by an individual	The owner
8. A valid trust, estate, or pension trust	Legal entity [4]
9. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
10. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
11. Partnership or multi-member LLC	The partnership
12. A broker or registered nominee	The broker or nominee
13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B))	The trust

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] You must show your individual name and you may also enter your business or "DBA" name on the "Business name/disregarded entity" name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see *Special rules for partnerships* on page 1.

***Note.** Grantor also must provide a Form W-9 to trustee of trust.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

- Protect your SSN,
- Ensure your employer is protecting your SSN, and
- Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

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NEWS

For Immediate Release

HOLDERS OF GLOBALSTAR 5.75% CONVERTIBLE SENIOR

NOTES HAVE RIGHT TO REQUIRE REPURCHASE

Covington, LA, -- (March 4, 2013) – Globalstar, Inc. (OTCBB:GSAT) today announced that pursuant to the terms of the First Supplemental Indenture dated as of April 15, 2008 (the “Indenture”), holders of Globalstar’s 5.75% Convertible Senior Notes due 2028 (CUSIP Number: 378973 AA 9) (the “Securities”) have the right to surrender their Securities for purchase by Globalstar (the “Put Option”) on April 1, 2013 (the “Purchase Date”). The Put Option expires at 5:00 p.m. on March 29, 2013 (the “Expiration Date”). The purchase is being made on the terms and subject to the conditions set forth in the Put Right Purchase Offer (the “Purchase Offer”) dated March 4, 2013.

The Put Option entitles each holder of the Securities to surrender to Globalstar for purchase all or any part (in increments of $1,000) of the holder's Securities at a purchase price payable in cash equal to 100% of the principal amount. A holder must surrender the Securities to U.S. Bank National Association (the “Paying Agent”) in order to receive payment of the purchase price. All Securities surrendered for purchase must be delivered through Depository Trust Company’s Automatic Tenders over the Participant Terminal System. Globalstar is required to pay on the Purchase Date for all Securities validly surrendered and delivered.

A Holder who wishes to tender Securities pursuant to the Put Right Purchase Offer and whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender the Holder's Securities and instruct the nominee to surrender the Securities for purchase on the Holder's behalf through the transmittal procedures of DTC on or prior to 5:00 p.m., New York City time, on the Expiration Date.

A Holder who is a DTC participant who wishes to tender Securities pursuant to the Put Right Purchase Offer must surrender to Globalstar such Holder's beneficial interest in the Securities by:

•	delivering to the Paying Agent's account at DTC through DTC's book-entry system the Holder's beneficial interest in the Securities on or prior to 5:00 p.m., New York City time, on the Expiration Date; and

•	electronically transmitting the Holder's acceptance through DTC's PTS, subject to the terms and procedures of that system on or prior to 5:00 p.m., New York City time, on the Expiration Date.

Globalstar is required to pay the purchase price solely in cash. If all outstanding Securities are surrendered for purchase pursuant to the Put Option, the aggregate purchase price will be approximately $71.8 million. Although Globalstar does not expect all of the holders to surrender their Securities, Globalstar does not have sufficient liquidity to repurchase all of the holders’ Securities at a purchase price payable in cash equal to 100% of the outstanding principal amount.

Holders that do not surrender their Securities for purchase pursuant to the Put Option will maintain the right to convert their Securities, subject to the terms, conditions and adjustments applicable to the Securities. The Base Conversion Rate, as defined in the Indenture, is currently 166.11296 shares of Globalstar’s common stock per $1,000 principal amount of Securities.

Also in accordance with the terms of the Securities, each holder of record of the Securities as of March 15, 2013 is entitled to receive payment on April 1, 2013 of the regularly scheduled interest payment for interest accrued up to, but not including, the Purchase Date, whether or not the holder surrenders any Securities pursuant to the Put Offer. Unless the Company defaults in making payment of the Put Right Purchase Price for Securities that have been validly surrendered, interest on tendered securities will cease to accrue on and after the Repurchase Date.

The opportunity to surrender Securities for purchase pursuant to the Put Option will commence on Monday, March 4, 2013, and will terminate at 5:00 p.m., New York City time, on the Expiration Date. Holders may withdraw any Securities previously surrendered for purchase at any time prior to 5:00 p.m., New York City time, on Friday, March 29, 2013. Securities surrendered pursuant to the Put Option may only be converted into shares of Globalstar common stock if they are validly withdrawn before Friday, March 29, 2013.

In order to withdraw surrendered Securities, a Holder must deliver, or cause to be delivered, a valid withdrawal request through the Automated Tender Offer Program system from the tendering DTC participant before 5:00 p.m., New York City time, on March 29, 2013. The withdrawal notice must:

•	specify the DTC Voluntary Offer Instruction Number, the name of the participant for whose account the Securities were tendered and the participant's account number at DTC to be credited with the withdrawn Securities;

•	contain a description of the Securities to be withdrawn (including the principal amount to be withdrawn); and

•	be submitted through the DTC PTS system by the participant under the same name as the participant's name is listed in the original tender, or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Securities.

The address of the Paying Agent is 425 Walnut Street, CN-OH-W6CT, Cincinnati, OH 45202. The Paying Agent is also the Conversion Agent.

Globalstar will file a Tender Offer Statement on Schedule TO, which shall include the Purchase Offer related to the Put Option, with the Securities and Exchange Commission (the "SEC") later today. In addition, documents specifying the terms, conditions and procedures for surrendering and withdrawing Securities for purchase will be available through the Paying Agent. Neither Globalstar nor its board of directors or employees have made or are making any representation or recommendation as to whether or not any holder should surrender any Securities.

This press release is for informational purposes only and is not an offer to purchase, or the solicitation of an offer to purchase, the Securities. The offer is being made pursuant to the Tender Offer Statement, including the Purchase Offer, which Globalstar is distributing to holders of the Securities. Holders are strongly advised to read the Tender Offer Statement and Purchase Offer filed by the Company with the SEC because they contain important information. These documents are available at no charge at the SEC's website at http://www.sec.gov. The repurchase offer is not being made to holders of the Securities in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

About Globalstar, Inc.
Globalstar is a leading provider of mobile satellite voice and data services.  Globalstar offers these services to commercial customers and recreational consumers in more than 120 countries around the world. The Company's products include mobile and fixed satellite telephones, simplex and duplex satellite data modems, the SPOT family of mobile satellite consumer products including the SPOT Satellite GPS Messenger™ and flexible airtime service packages. Many land based and maritime industries benefit from Globalstar with increased productivity from remote areas beyond cellular and landline service. Global customer segments include: oil and gas, government, mining, forestry, commercial fishing, utilities, military, transportation, heavy construction, emergency preparedness, and business continuity as well as individual recreational consumers. Globalstar data solutions are ideal for various asset and personal tracking, data monitoring and SCADA applications.  All SPOT products described in Globalstar or SPOT LLC press releases are the products of Spot LLC, which is not affiliated in any manner with Spot Image of Toulouse, France or Spot Image Corporation of Chantilly, Virginia.

For more information regarding Globalstar, please visit Globalstar's web site at www.globalstar.com

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Contact: Investor contact information:

LHA

Jody Burfening/Carolyn Capaccio

(212) 838-3777

ccapaccio@lhai.com

Safe Harbor Language for Globalstar Releases

This press release contains certain statements that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Forward-looking statements and other statements contained in this release regarding matters that are not historical facts involve predictions.

Any forward-looking statements made in this press release speak as of the date made and are not guarantees of future performance. Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements, and Globalstar undertakes no obligation to update any such statements. Additional information on factors that could influence the Company’s financial results is included in its filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.